1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Feb. 12, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/02/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/01/22: The supplement to Economic Daily News’ report on Chunghwa Telecom’s alliance with Cathay Financial Holdings

2.	Announcement on 2007/01/23: Chunghwa Telecom announced internal figure of 2006 year-end

3.	Announcement on 2007/01/24: Clarification of the reports on Chunghwa’s being fined of NT$300,000

4.	Announcement on 2007/01/25: Chunghwa Telecom builds an alliance with Cathay Financial Holdings

5.	Announcement on 2007/01/26: Related information regarding the accumulative purchasing of Fidelity US High Yield Fund totaled NT$370,709,230

6.	Announcement on 2007/01/30: The financial spokesperson of the Company was changed

7.	Announcement on 2007/01/30: Chunghwa Telecom signed contract with Ruentex Development Co., Ltd. to co-develop the land

8.	Announcement on 2007/01/30: The procurements of a batch of Network Quality Testing System totaled NT$520,151,115

9.	Announcement on 2007/02/02: NCC ruled the company should be fined NT$300,000 for violating Administrative Regulation Governing Tariffs of Type I Telecommunications Enterprises

10.	Announcement on 2007/02/07: Clarification of the news report of First International Telecom file for NT$20mn compensation from Chunghwa Telecom

11.	Announcement on 2007/02/08: Explanation for Chunghwa directors’ and supervisors’ pledging over 80% of their shareholdings in the Company

12.	Announcement on 2007/02/09: Chunghwa Telecom announced its revenues of NT$15.4 billion for January 2007

13.	Announcement on 2007/02/09: Jan 2007 sales

EXHIBIT 1

The supplement to Economic Daily News’ report on Chunghwa Telecom’s alliance with Cathay Financial Holdings

Date of events: 2007/01/22

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2007/01/22

3. Content of the report: Chunghwa Telecom plans to build an alliance with Cathay Financial Holdings

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Related details are under negotiating.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

Chunghwa Telecom announced internal figure of 2006 year-end

Date of events: 2007/01/23

Contents:

1. Date of occurrence of the event: 2007/01/23

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: The company announced the internal figures of 2006: the revenues of NT$184.39 bn, net income after tax of NT$44.89 bn, EPS of NT$4.63. All figures were prepared in accordance with the ROC GAAP.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Clarification of the reports on Chunghwa’s being fined of NT$300,000

Date of events: 2007/01/24

Contents:

1. Name of the reporting media: China Times, Commercial Times and DigiTimes

2. Date of the report: 2007/01/24

3. Content of the report: NCC fined CHT and TWM for violation of NP rules

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The reports said: NCC deemed CHT and TWM were discriminating the handling process in migrating their customers from 2G to 3G services against NP cases from other providers. Accordingly, the resolution of NCC was to impose a fine of NT$300,000 on the afore-mentioned companies for violation to Article 26-1 of Telecommunicaions Act.

6. Countermeasures: The company is expecting to take legal procedures while receiving formal documents from NCC.

7. Any other matters that need to be specified: None

EXHIBIT 4

Chunghwa Telecom builds an alliance with Cathay Financial Holdings

Date of events: 2007/01/25

Contents:

1. Date of occurrence of the event: 2007/01/25

2. Counterparty to the contract: Cathay Financial Holdings (hereafter called “Cathay”)

3. Relationship to the Company: None

4. Starting and ending dates or rescission date: 2007/01/25~2008/01/24

5. Major content (not applicable where rescinded):

(1)	Bonus points offered by the counterparty will be transferable for paying telecom usage fee to Chunghwa.

(2)	Chunghwa will assist Cathay in mobilization of telecom services.

(3)	Employees of the two parties are eligible for mutual beneficial packages.

(4)	Two parties will cooperate in the real estate exploitation.

(5)	Joint promotion will be available for Chunghwa’s mobile and Cathay’s credit card services.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded):

Promoting Chunghwa’s mobile and value-added services

8. Concrete purpose/objective (not applicable where rescinded): Strengthening Chunghwa’s competitive edge in mobile business

9. Any other matters that need to be specified: None

EXHIBIT 5

Related information regarding the accumulative purchasing of Fidelity US High Yield Fund totaled NT$370,709,230

Date of events: 2007/01/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Fidelity US High Yield Fund

2. Date of occurrence of the event: 2006/02/15~2007/01/26

3. Volume, unit price, and total monetary amount of the transaction: 962,520.4 Units; NT$364.32~392.37; NT$370,709,230

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Fidelity Investments Securities (Taiwan) Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights;

if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): NA

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; The finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 962,520.4Units; NT$370,709,230; 1.4%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.0%; 3.55%; NT$35,053,793,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$392.37

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: NA

18. Any other matters that need to be specified: None

EXHIBIT 6

The financial spokesperson of the Company was changed

Date of events: 2007/01/30

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): financial spokesperson

2. Date of occurrence of the change: 2007/01/30

3. Name, title, and resume of the replaced person: Hank H.C. Wang, Senior Vice President

4. Name, title, and resume of the replacement: Joseph C.P. Shieh, Chief Financial Officer & Senior Vice President, Executive Vice President & Spokesman of Mega Financial Holding Company

5. Reason for the change: CFO assumed

6. Effective date: 2007/01/30

7. Contact telephone number of the replacement: 02-2344-4239

8. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom signed contract with Ruentex Development Co., Ltd. to co-develop the land

Date of events: 2007/01/30

Contents:

1. Type of contract: co-develop and separate sale

2. Date of occurrence of the event: 2007/01/30

3. Counterparty to the contract and relationship between it and the Company: N/A

4. Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations: Land located at Hwa-Chung Lot No. 118, Wan-Hua District of Taipei city, totaled 2,332 ping. The sharing proportion is: 60% for land (owner: Chunghwa Telecom Co., Ltd.) and 40% for buildings (Ruentex Development Co., Ltd.) Ruentex Development Co., Ltd. promised the Company a minimum guarantee of revenue for NT$2 billions.

5. Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company’s own land; also, the appraisal opinion should include an appraisal of the reasonableness of the contractual method of cooperation):

(1)	Hun-Hsin Real Estate Appraisers Firm appraised the present value as NT$1,019,076,810.

(2)	Honda Appraisers Joint Firm appraised the present value as NT$963,366,902.

6. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: CPA had no comment on land appraisal

7. Is the appraisal report price a limited price or specific price?: No

8. Has an appraisal report not yet been obtained?: No

9. Reason an appraisal report has not yet been obtained: N/A

10. Concrete purpose/objective of the acquisition: To build residential buildings

11. Do the directors have any objection to the present transaction?: No

12. Any other matters that need to be specified: N/A

EXHIBIT 8

The procurements of a batch of Network Quality Testing System totaled NT$520,151,115

Date of events: 2007/01/30

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): A batch of Network Quality Testing System (xPETS3)

2. Date of the occurrence of the event: 2006/01/31~2007/01/30

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: total transaction price is NT$520,151,115.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd., the actual related party of the Company

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: All the procurements were conducted in accordance with “Procurement Management Rules of Chunghwa Telecom”

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: None

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom materials

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 9

NCC ruled the company should be fined NT$300,000 for violating Administrative Regulation Governing Tariffs of Type I Telecommunications Enterprises

Date of events: 2007/02/02

Contents:

1. Date of occurrence of the event: 2007/02/02

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: Chunghwa had not reported the “Campus Premium Package” for the record before it launched, which was judged by NCC to violate Administrative Regulation Governing Tariffs of Type I Telecommunications Enterprises.

6. Countermeasures: “Campus Premium Package” suspended

7. Any other matters that need to be specified: None

EXHIBIT 10

Clarification of the news report of First International Telecom file for NT$20mn compensation from Chunghwa Telecom

Date of events: 2007/02/07

Contents:

1. Name of the reporting media:Economic Daily News

2. Date of the report: 2007/02/07

3. Content of the report: First International Telecom file for NT$20mn compensation from Chunghwa Telecom

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The Company had started to negotiate the ISRs traffic transfer contract with First International Telecom(FITEL) in July 2004; however, both companies did not sign the Type II traffic contract with FITEL until April 1, 2006. FITEL claimed that the ISR transfer rate during the two years shall be NT$6.6 per minute, and asked the Company to pay NT$20mn compensation. However, given FITEL does not have the ISR traffic pricing right, the Company argues that the ISRs transfer rate shall be NT$2.35 per minute, and there is a discrepancy between the two companies.

6. Countermeasures: The Company will follow the findings of NCC

7. Any other matters that need to be specified: None.

EXHIBIT 11

Explanation for Chunghwa directors’ and supervisors’ pledging over 80% of their shareholdings in the Company

Date of events: 2007/02/08

Contents:

1. Date of occurrence of the event: 2007/02/08

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office”or“affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: Chunghwa directors’ and supervisors’ pledging over 80% of their shareholdings in the Company.

6. Countermeasures: NA

7. Any other matters that need to be specified:

The MOTC, the company’s director and supervisor, extended credit for the National Stability Fund in May 2000 by pledging 2,800mm shares of the Company’s as collateral. The pledging ratio then was 29%. After several times of share releasing, the MOTC currently owns 3,423mm shares of The Company, translating to 81.8% pledging ratio of the directors’ and supervisors’ shareholdings.

EXHIBIT 12

Chunghwa Telecom announced its revenues of NT$15.4 billion for January 2007

Date of events: 2007/02/09

Contents:

1. Date of occurrence of the event: 2007/02/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:Chunghwa Telecom’s revenue for January 2007 was NT$15.4 billion. The internal unaudited income from operations was NT$6.1 billion, net income was NT$5.0 billion and EPS was NT$0.52.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Chunghwa Telecom

Feb. 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Jan	Invoice amount	17,580,082	17,555,291	24,791	0.14%
Jan - Jan	Invoice amount	17,580,082	17,555,291	24,791	0.14%
Jan	Net sales	15,440,004	15,275,198	164,806	1.08%
Jan - Jan	Net sales	15,440,004	15,275,198	164,806	1.08%

b Trading purpose : None